Exhibit 99.1

VASTA PLATFORM LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held 20 July 2021

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Company (the “AGM”) will be held on 20 July 2021 at 10:00 a.m. (São Paulo time). The AGM will be held at the offices of the Company located at Av. Paulista, 901, 5th Floor, Bela Vista, São Paulo – SP, 01310-100, Brazil.

The AGM will be held for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1.	to resolve, as an ordinary resolution, that the Company’s financial statements and the auditor’s report for the fiscal year ended 31 December 2020 be approved and ratified; and

2.	to resolve, as an ordinary resolution, that Frederico da Villa Cunha be appointed as director of the Company with immediate effect to hold office in accordance with the Articles of Association of the Company.

The AGM will also serve as an opportunity for shareholders to discuss Company affairs with management.

The Board of Directors of the Company (the “Board”) has fixed the close of business on 29 June 2021 as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of the AGM or any adjournment thereof. The holders of record of the Class A common shares and the Class B common shares of the Company as at the close of business on the Record Date are entitled to receive notice of and attend the AGM and any adjournment thereof.

The Company’s 2020 annual report for the fiscal year ended 31 December 2020 was filed with the U.S. Securities and Exchange Commission (the “Commission”) on 30 April 2021 (the “Form 20-F”). Shareholders may obtain a copy of the Form 20-F, free of charge, from the Company’s website at https://ir.vastaplatform.com/shareholder-meetings, or by contacting the Company’s Investor Relations Department at Av. Paulista, 901, 5th Floor, Bela Vista, São Paulo – SP, 01310-100, Brazil, by email at ri@somoseducacao.com.br, or by telephone at +55 (11) 3133-7311. Additionally, this Notice, the Proxy Statement and the Form of Electronic Proxy Card, along with instructions on how to vote using the proxy card can also be found the Company’s website.

The Board recommends that shareholders of the Company vote “FOR” the resolutions at the AGM. Your vote is very important to the Company.

Whether or not you plan to virtually attend the AGM, please promptly complete, date, sign and return the enclosed proxy card attached to this Notice.

By order of the Board

/s/ Mario Ghio Junior
Name: Mario Ghio Junior
Title: Director

Dated: 2 July 2021

Registered Office:

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands